Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Federated Department Stores, Inc.:
We consent to the use of our reports dated March 25, 2005, with respect to the consolidated balance sheets of Federated Department Stores, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended January 29, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of January 29, 2005, and the effectiveness of internal control over financial reporting as of January 29, 2005, incorporated by reference in this registration statement on Form S-8 to be filed on or about August 30, 2005 by Federated Department Stores, Inc.

/s/ KPMG LLP
Cincinnati, Ohio
August 29, 2005